Spur Ventures Inc.

Interim Consolidated Financial Statements (Unaudited)
For the nine months ended September 30, 2007 and 2006
(Expressed in U.S. dollars)

Spur Ventures Inc.
Interim Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
Expressed in U.S. dollars	2007	2006

ASSETS
Current
Cash and cash equivalents	$15,480,131	$10,994,262
Restricted cash	199,789	-
Short-term investments	10,086,749	15,503,683
Accounts and notes receivable	1,199,659	1,247,384
Inventory	1,259,301	2,429,443
Prepaid expenses	133,357	599,116
Due from joint venture partner	297,771	266,599
	28,656,757	31,040,487
Property, plant & equipment - net (Note 2)	4,567,538	4,056,955
Land use rights - net (Note 3)	388,707	340,608
Mineral properties (Note 4)	4,330,684	3,112,768
Deferred acquisition costs (Note 5)	543,560	447,834
Other assets	50,966	44,019
	$38,538,212	$39,042,671

LIABILITIES
Current
Accounts and notes payable and accrued liabilities	$1,324,071	$1,526,529
Customer deposits	248,125	682,709
Other payables	-	189,484
Bank loans (Note 6)	-	1,270,970
	1,572,196	3,669,692

SHAREHOLDERS' EQUITY
Capital stock (Note 7(a))
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,740,520 Common shares (2006: 58,740,520)	39,822,134	39,822,134
Contributed surplus (Note 7(d))	7,508,060	7,293,323
Accumulated other comprehensive income (Note 8)	6,421,152	3,712,546
Deficit	(16,785,330)	(15,455,024)
	36,966,016	35,372,979
	$38,538,212	$39,042,671

APPROVED BY THE DIRECTORS

Robert G. Atkinson	Robert J. Rennie
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended		Nine months ended
Expressed in U.S. dollars	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2007	2006	2007	2006

Sales	$2,190,280	$1,474,175	$6,924,465	$5,315,161
Cost of sales	2,142,643	1,476,988	6,659,593	5,272,662
Gross Profit	47,637	(2,813)	264,872	42,499

Expenses
Consulting fees	57,701	40,788	200,430	123,052
Depreciation and amortization	80,256	105,543	182,671	229,726
Interest	16,181	67,562	86,382	166,230
Office and miscellaneous	93,837	112,590	256,476	362,913
Printing and mailing	(3,338)	4,947	28,681	38,120
Professional fees	13,857	173,993	150,616	384,495
Rent	56,500	46,524	170,836	140,838
Repairs and maintenance	2,059	29,625	6,863	31,562
Selling expenses	74,292	70,684	292,171	238,413
Stock-based compensation expenses	55,999	100,324	214,737	257,738
Transfer agent and filing fees	8,491	106,806	38,768	136,006
Travel, advertising and promotion	71,516	19,877	134,207	114,430
Wages and benefits	155,328	184,560	581,267	546,500
	682,679	1,063,823	2,344,105	2,770,023

Operating loss	(635,042)	(1,066,636)	(2,079,233)	(2,727,524)

Other income and expenses
Interest income	263,522	269,472	789,215	727,739
Fair value adjustments of financial instrument	12,010	0	12,050	0
Foreign exchange gain (loss)	315,764	(17,206)	(52,338)	(11,212)
	591,296	252,266	748,927	716,527

Loss before minority interest	(43,746)	(814,370)	(1,330,306)	(2,010,997)
Minority interest	0	166,793	0	305,801
Loss for the period	(43,746)	(647,577)	(1,330,306)	(1,705,196)

Deficit, Beginning of the period	(16,741,584)	(10,042,840)	(15,455,024)	(8,985,221)

Deficit, End of the period	$(16,785,330)	$(10,690,417)	$(16,785,330)	$(10,690,417)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	58,740,520	58,740,520	58,740,520	58,392,901

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Interim Consolidated Statement of Comprehensive Income/(Loss)
(Unaudited)

	Three months ended		Nine months ended
Expressed in U.S. dollars	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2007	2006	2007	2006

Loss for the period	$(43,746)	$(647,577)	$(1,330,306)	$(1,705,196)

Other comprehensive income, net of tax:
Unrealized gains and losses on translating financial statements
from functional currency to reporting currency	1,147,445	974,630	2,708,606	4,583,212

Comprehensive income/(loss)	$1,103,699	$327,053	$1,378,300	$2,878,016

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
Expressed in U.S. dollars	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2007	2006	2007	2006

Cash flows from operating activities
Net loss	$(43,746)	$(647,577)	$(1,330,306)	$(1,705,196)
Items not affecting cash
Depreciation and amortization	139,721	171,648	436,591	567,493
Stock-based compensation	55,999	100,324	214,737	257,738
Foreign exchange (gain)/loss	(328,311)	17,206	31,142	12,445
Loss on disposal of fixed assets	-	-	-	41,633
Inventory adjustment	(24,224)	-	(242,994)	-
Net changes in non-cash working capital
Accounts receivable	29,898	46,131	430,284	(149,764)
Inventory	914,252	191,031	1,402,521	(116,990)
Prepaid expenses	114,850	(189,277)	515,068	(53,584)
Accounts payable and accrued liabilities	(658,248)	(347,970)	(912,652)	(564,860)
Customers deposits	104,456	(16,091)	(477,594)	(62,759)
Minority interest	-	(166,793)	-	(303,580)
Other Operating	-	(48,402)	-	(97,639)
	304,647	(889,770)	66,797	(2,175,063)
Cash flows from investing activities
Capital expenditures	(299,963)	(118,941)	(808,300)	(454,034)
Acquisition of other assets	(6,148)	(23,041)	(17,579)	(94,463)
Decrease/(Increase) in restricted cash	(132,046)	-	(196,340)	-
Proceeds from disposal of investments	15,760,428	-	18,878,161	-
Purchase of short-term investments	(4,654,335)	(38,410)	(12,786,188)	(5,030,531)
	10,667,936	(180,392)	5,069,754	(5,579,028)
Cash flows from financing activities
Issuance of shares for cash - net of issue costs	-	-	-	461,275
Bank indebtedness repayment	(516,716)	(878,795)	(1,296,663)	(878,795)
	(516,716)	(878,795)	(1,296,663)	(417,520)

Effect of exchange rate changes	716,907	(27,351)	645,981	422,798

Increase (decrease) in cash and cash equivalents	11,172,774	(1,976,308)	4,485,869	(7,748,813)

Cash and cash equivalents, beginning of period	4,307,357	19,215,593	10,994,262	24,988,098

Cash and cash equivalents, end of period	$15,480,131	$17,239,285	$15,480,131	$17,239,285

Supplemental cash flow disclosure
Interest received	315,752	264,664	919,010	687,253
Interest paid	(12,210)	(128,123)	(85,757)	(205,487)

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

1. Basis of Presentation

Principles of consolidation and preparation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The Company has used the same accounting policies as disclosed in the audited financial statements included in the Company’s latest annual report.

The preparation of the interim consolidated financial statements in compliance with GAAP requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. The effect of changes in estimates on the financial statements of future periods could be significant for inventories, property, plant and equipment as well as land use rights, as a result of challenges facing the Company at its Chinese subsidiaries. While management believes these estimates and assumptions to be reasonable actual results could differ.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements.

The unaudited interim consolidated financial statements include Spur Ventures Inc., its Joint Venture Company, Yichang Spur Chemicals Ltd. (“YSC”), 72.18% owned since the date of acquisition, its 78.72% owned Joint Venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”) and its wholly owned subsidiary, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated. YSC is dependent on Spur’s cash injections for working capital and repayments of loans, in respect of which some of YSC’s assets were pledged as collateral at September 30, 2007 (Note 6).

Certain items have been reclassified to conform to the current period presentation, including reclassification of amounts previously described as Cumulative translation adjustment to Other accumulated comprehensive income. There is no effect on total results of operations or shareholders’ equity.

Foreign currency translations

The interim financial statements for the period ended September 30, 2007 are presented in U.S. dollars (“USD”). The consolidated financial statements have been translated from Canadian dollars (“CAD”) to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Accumulated Other Comprehensive Income.

While the Company’s fertilizer subsidiary YSC was considered a self-sustaining operation prior to March 31, 2006, it is now considered an integrated operation due to a significant change in the financial condition of YSC. Foreign currency translation of YSC was prospectively changed from the current rate method to the temporal method effective April 1, 2006 for translation from Chinese Renminbi (“RMB”) into the CAD. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

YMC, the Company’s mining subsidiary, is considered an integrated operation and continues to use the temporal method for translation from RMB into the CAD.

Comprehensive income and financial instruments

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

a) Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held for trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

The Company has designated its financial instruments as follows:

  Accounts receivable are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method.

  Accounts payable and accrued liabilities, customer deposits, and bank loans are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

As a result of adopting Section 3855, $12,010 was credited to other income and expenses as fair value adjustment of financial instruments for the three months ended September 30, 2007 and a cumulative $12,050 was credited during the nine month period ended September 30, 2007.

b) Section 1530, Comprehensive Income, introduces a new item in the Company's financial statements, “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three and nine months ended September 30, 2007.

2. Property, Plant & Equipment

	September 30, 2007			December 31, 2006
	Adjusted	Accumulated	Net Book	Adjusted	Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$1,839,636	$88,298	$1,751,338	$1,596,328	$-	$1,596,328
Construction in progress	257,549	-	257,549	156,436	-	156,436
Completed portion of construction in progress	68,615	3,705	64,910	58,664	-	58,664
Machinery and equipment	2,543,016	265,406	2,277,610	2,080,118	-	2,080,118
Motor vehicle	162,226	49,581	112,645	117,853	28,454	89,399
Office equipment and furniture	135,356	54,588	80,768	79,551	27,822	51,729
Leasehold improvement	37,865	15,147	22,718	32,374	8,093	24,281

Total Fixed Assets	$5,044,263	$476,725	$4,567,538	$4,121,324	$64,369	$4,056,955

3. Land Use Rights

	September 30, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land Use Rights	$398,385	$9,678 $	388,707	$340,608	$-	$340,608

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

4. Mineral Properties

Yichang Phosphate Project

	China		Canada		Total
	RMB	USD	CAD	USD	USD
Exploration and development costs
Balance, December 31, 2006	8,535,856	1,057,770	2,394,689	2,054,998	3,112,768
Project Costs	5,062,584	728,777	(38,728)	(38,868)	689,909
Exchange difference	-	179,426	-	348,581	528,007

Balance, September 30, 2007	13,598,440	1,965,973	2,355,961	2,364,711	4,330,684

5. Deferred acquisition costs

The amount of $543,560 in Deferred acquisition costs relates to due diligence, legal opinions, and other costs in connection with the proposed Tianren acquisition. If the acquisition is closed, these costs will be allocated to the identifiable assets acquired and liabilities assumed. If the negotiations indicate the transaction will most likely not close, the Company will expense all the expenditures related to the proposed acquisition at that time.

6. Bank Loans

	As at September 30, 2007				As at December 31, 2006
	Principal	Amount	Annual interest		Principal	Amount	Annual interest
Lender	RMB	USD	rate	Maturity date	RMB	USD	rate	Maturity date

ICBC	-	-	-	-	9,900,000	1,268,408	5.84%	September 20, 2007
Agricultural Bank	-	-	-	-	20,000	2,562	5.83%	December 20, 2006
	-	-	Total		9,920,000	1,270,970	Total

The ICBC bank (Industrial & Commerce Bank of China) loan of RMB 9,900,000 was due in late October 2005. YSC signed an agreement with ICBC bank on August 14, 2006, whereby it agreed to make monthly repayments of RMB 1,000,000 and repay the remaining balance of RMB 9,900,000 ($1,268,408) by September 20, 2007. Collateral for the ICBC loan included 9 YSC buildings, land use rights for 13,563 square meters of land and 353 machines at the Xinyuan plant acquired in 2004, the principal place of business of YSC. As at the end of September 2007, the balance of the loan was fully repaid.

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

7. Capital Stock, Warrants and Options

(a) Capital Stock

(i) Authorized

- Unlimited number of Common shares without par value
- Unlimited number of Preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii) Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2006	58,740,520	$39,822,134

Balance as at September 30, 2007	58,740,520	$39,822,134

(b) Warrants

There were no warrants issued or exercised during the nine-month period ended September 30, 2007. The Company’s 8,571,429 warrants expired on July 28, 2007.

	Number of		Weighted average
	warrants	Amount	exercise price CAD	Expiry date
Balance - December 31, 2006	8,571,429	$4,556,800	2.00	July 28, 2007

Balance - September 30, 2007	-	$-	-

(c) Stock Options

The following is a summary of stock option transactions during the nine-month period ended September 30, 2007:

		Weighted
		average
	Options	exercise
	outstanding	price CAD
Balance - December 31, 2006	5,110,000	$1.14
Granted	600,000	0.63

Balance - September 30, 2007	5,710,000	$1.09

On January 3, 2007, the Company granted options to an officer to purchase 200,000 common shares of the company, a new employee to purchase 100,000 common shares of the Company, and a current employee to purchase 50,000 common shares of the Company at an exercise price of C$0.64 per share. The fair value of the grant was C$101,500, of which C$15,507 (US$14,832) was charged to stock based compensation during the three months ended September 30, 2007 and C$46,521 (US$42,480) was charged during the nine-month period ended September 30, 2007.

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

On April 4, 2007, the Company granted options to two employees to purchase 50,000 common shares of the Company at the exercise price of C$0.55 per share. The fair value of the grant was C$14,000 of which C$2,139 (US$2,046) was charged to stock based compensation during the three months ended September 30, 2007 and C$4,278 (US$4,027) was charged during the nine-month period ended September 30, 2007.

On June 27, 2007, the Company granted options to a director to purchase 200,000 common shares of the Company at the exercise price of C$0.63 per share. The fair value of the grant was C$66,000, of which C$10,389 (US$9,937) was charged to stock based compensation during the three and nine month periods ended September 30, 2007.

All options granted in 2007 and referred to above vest over a three-year period, with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant.

During the three months ended September 30, 2007, compensation expense of $55,999 was recognized including $26,815 for options granted in the current period and $29,184 for options granted in prior periods and vesting over time using the Black-Scholes option pricing model. During the nine months ended September 30, 2007, compensation expense of $214,737 was recognized including $56,444 for options granted in the current period and $158,293 for options granted in prior periods.

Option pricing models require the input of highly subjective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models may not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

2007
Risk free interest rate	3.94% - 4.62%
Expected life of options in years	5 years
Expected volatility	51 - 57%
Dividend per share	$0.00

The following table summarizes information about the weighted average grant-date fair value of options granted during the nine months ended September 30, 2007:

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

Grant	Options	Fair value	Fair value	Weighted average
date	granted	per option	CAD	fair value CAD
2007
3-Jan-07	350,000	$0.29	$101,500
4-Apr-07	50,000	$0.28	$14,000
27-Jun-07	200,000	$0.33	$66,000

	600,000		$181,500	$0.30

The following table summarizes information about stock options outstanding at September 30, 2007:

Option
Exercise
Number of options	Price	Expiry Date
1,700,000	CAD 0.60	May 6, 2008
435,000	CAD 1.20	June 19, 2008
200,000	CAD 1.50	December 31, 2008
1,250,000	CAD 1.50	July 23, 2009
500,000	CAD 1.80	March 1, 2010
200,000	CAD 1.50	September 16, 2010
200,000	CAD 1.50	March 14, 2011
625,000	CAD 1.03	July 4,2011
350,000	CAD 0.64	January 2,2012
50,000	CAD 0.55	April 4,2012
200,000	CAD 0.63	June 27,2012
5,710,000	Total

(d) Contributed Surplus

The following table summarizes the activity for the period ended September 30, 2007:

Amount
Balance - December 31, 2006	$7,293,323
Stock-based compensation in the period	214,737
Balance - September 30, 2007	$7,508,060

8. Accumulated other comprehensive income

	As at September 30, 2007	As at December 31, 2006

Balance - beginning of period	$3,712,546	$3,601,095
Unrealized foreign currency translation gains and losses	2,708,606	111,451
Balance - end of period	$6,421,152	$3,712,546

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

9. Related Party Transactions

During the three-month period ended September 30, 2007, the Company paid consulting fees of $39,897 to two companies controlled by one officer and an associate of a director (2006: $35,041 to two companies).

During the nine-month period ended September 30, 2007, the Company paid consulting fees of $109,095 to two companies controlled by one officer and an associate of a director (2006: $105,944 to two companies).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

10. Segmented Information

Management considers the Company’s principal activity to be developing an integrated fertilizer business, including the development of the phosphate project in China. All revenues are earned from sales to customers located in China.

Geographic Segments	September 30, 2007

	Canada	China	Consolidated
Current assets	$10,158,077	$18,679,505	$28,837,582
Property, plant & equipment - net	95,779	4,290,934	4,386,713
Land use rights - net	-	388,707	388,707
Mineral properties	-	4,330,684	4,330,684
Deferred acquisition costs	543,560	-	543,560
Other assets	-	50,966	50,966

Total assets	$10,797,416	$27,740,796	$38,538,212

	December 31, 2006

	Canada	China	Consolidated

Current assets	$21,185,955	$9,854,532	$31,040,487
Property, plant & equipment - net	32,953	4,024,002	4,056,955
Land use rights - net	-	340,608	340,608
Mineral properties	-	3,112,768	3,112,768
Deferred acquisition costs	447,834	-	447,834
Other assets	-	44,019	44,019
Total assets	$21,666,742	$17,375,929	$39,042,671

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

11. Commitments and Obligations

(a) Tianren Acquisition final agreement

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kilogram bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future.

The Company agreed to acquire these assets in consideration for the issue to Tianren of 13.3 million shares of the Company, such shares to be subject to an escrow period of 24 months and the restriction of voting rights for those shares which at any one time exceed 19.9% of the issued shares of the Company to be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX and all other regulatory approvals, and standard closing conditions.

Qinhuangdao City and Hebei Province Ministry of Commerce have now approved the formal applications in respect of the Tianding and TACF transfers, and Yichang City and Hubei Province have approved the formal application in respect of Tianlong. All applications are currently being reviewed by the Central Ministry of Commerce (MofCom) in Beijing and affiliated departments such as the Chinese Securities and Exchange Commission.

Additional approvals under China’s WTO accession guidelines (which came into effect on December 11, 2006) will also be required for Tianlong, because it has a sulphuric acid import license, and for TAFC because it has distribution and sales rights in China.

The agreement originally provided that Spur could elect to terminate the acquisition if the transactions contemplated by the agreement were not completed on or before May 31, 2007. Spur has since agreed to extend that deadline to December 31, 2007.

Spur Ventures Inc.
Notes to Interim Consolidated Financial Statements
September 30, 2007 and 2006
(Unaudited)

Although the approval process in China has been slower than anticipated due to the introduction of the new law on share swaps referred to above, good progress has been made as reported in our August 14, 2007 press release. All departments with the exception of the Chinese Securities and Exchange Commission have commented favourably on the merger. MofCom’s only specific request was that the agreement be made subject to Chinese law, and Spur has agreed on condition that the agreement be further amended to provide for binding arbitration in Hong Kong in the event of any disputes relating to the agreement. MofCom has accepted Spur’s request.

A recent take over of China National Chemical Construction Corporation (CNCCC) by China National Offshore Oil Corporation (CNOOC) intended to consolidate China’s state-owned fertilizer business has introduced a level of uncertainty into some material contracts of the Hebei Tianren companies that did not previously exist. Spur and Hebei Tianren continue to work together to ensure that material contracts formerly related to CNCCC will continue and be renewed and that material outstanding loans and receivables of the Hebei Tianren companies will be paid in full or still be in good standing at the time of the takeover, otherwise Spur will have the unilateral right to terminate the acquisition and merger process.

The above transaction will not be accounted for until all necessary approvals are received.

12. Subsequent events

(a) YMC’s Business License

Hubei Administration for Industry and Commerce, after receiving approval from Central Ministry of Commerce (MofCom), issued the business license for YMC on October 18, 2007 with a term retroactive from November 24, 2003 to November 23, 2033.

The Business License had been extended three times by Hubei AIC and MofCom since November of 2004 to allow initially for Spur’s and later for Spur’s Joint Venture partner (YPCC) to comply with their Registered Capital investments as required in the Original Contract approved by Central MofCom and the National Development and Reform Commission (NDRC).

The YMC Business License will be reviewed again by November 24, 2009 to verify that subsequent Registered Capital contributions as agreed in the 2003 Joint Venture Agreement approved by MofCom and NDRC have been made by both joint venture partners.

(b) Contribution of Capital by YPCC

Directors of YMC agreed to YPCC contributing its scientific achievements and previous expenses towards their registered capital contribution. Based on the business licence issued on October 18, 2007, YMC has a total capital contribution of RMB195.1947 million, RMB158.152418 million of which being cash contribution by Spur, the rest being YPCC’s scientific achievements valued at RMB28.8086 Million, and YPCC’s previous expenses valued at RMB8.2337 Million.